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SEC FILE NUMBER
8-53629

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paces Battle Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6445 Shiloh RD, Suite D
(No. and Street)

Alpharetta	GA	30005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Weeks 678-679-8642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren and Company, CPAs
(Name – *if individual, state last, first, middle name*)

505 N Mur-len RD	Olathe	KS	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

gw

OATH OR AFFIRMATION

I, Mariette Clardy Torres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paces Battle Group, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENDRA TEMPLETON
MY COMMISSION EXPIRES
NOTARY PUBLIC
AUGUST 08, 2020
FORSYTH COUNTY, GEORGIA

[signature]
Signature

President/CEO/Chief Compliance Officer
Title

[signature: Kendra Templeton]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Mariette Clardy Torres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paces Battle Group, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENDRA TEMPLETON
MY COMMISSION EXPIRES
NOTARY
PUBLIC
AUGUST 08, 2020
FORSYTH COUNTY, GEORGIA

Signature

President/CEO/Chief Compliance Officer

Title

Kendra Templeton

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACES BATTLE GROUP, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of Independent Registered Public Accounting Firm)

YEAR ENDED DECEMBER 31, 2017

PACES BATTLE GROUP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2017

CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Paces Battle Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Paces Battle Group, Inc. as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Paces Battle Group, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Paces Battle Group, Inc.'s management. Our responsibility is to express an opinion on Paces Battle Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Paces Battle Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note E to the financial statements, the Company has suffered recurring loss from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note E. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Paces Battle Group, Inc.'s financial statements. The supplemental information is the responsibility of Paces Battle Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we

evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Paces Battle Group, Inc.'s auditor since 2017.

Olathe, Kansas

February 26, 2018

PACES BATTLE GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and Cash Equivalents	$	39,040
Prepaid Expenses		229
Total Assets	$	39,269

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	6,019
Due to Stockholder		38,260
Total Liabilities		44,279
Stockholder's Equity		
Common Stock $0.01 par value, 100,000 shares authorized 1,000 shares issued and outstanding		10
Additional Paid-in-Capital		724,200
Accumulated Deficit		(729,220)
Total Stockholder's Equity		(5,010)
Total Liabilities and Stockholder's Equity	$	39,269

See notes to financial statements.

PACES BATTLE GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUES:		
Valuation Services	$	-
EXPENSES:		
Professional Fees		54,867
Technology and Communications Expense		1,988
Occupancy and Equipment		3,600
Regulatory Fees		2,546
Other Operating Expenses		274
Total Expenses		63,275
NET (LOSS)	$	(63,275)

See notes to financial statements.

PACES BATTLE GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common Stock Shares	Common Stock Amount	Paid In Capital	Accumulated Deficit	Total
Balances, December 31, 2016	1,000	$ 10	$ 649,390	$ (665,945)	$ (16,545)
Capital Contributions	-	-	74,810	-	74,810
Net loss	-	-	-	(63,275)	(63,275)
Balances, December 31, 2017	1,000	$ 10	$ 724,200	$ (729,220)	$ (5,010)

See notes to financial statements.

PACES BATTLE GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(63,275)
Adjustments to reconcile net income to net cash Provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		115
Accounts payable and accrued expenses		(20,253)
Net cash used by operating activities		(83,413)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash contributed by shareholder		74,810
Net cash provided by financing activities		74,810
NET CHANGE IN CASH		(8,603)
CASH, beginning of year		47,643
CASH, end of year	$	39,040

See notes to financial statements.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Paces Battle Group, Inc. (the "Company" or "PBG"), a Georgia corporation, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides investment banking and financial advisory services primarily for banking industry customers. Westwind, LLC, a Delaware limited liability company, is the majority shareholder of PBG. There is also one minority shareholder.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits. As of December 31, 2017, the cash on deposit did not exceed the FDIC insured limit.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with ASC 740 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and taxes bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to a net operating loss carryforward and the use of the cash basis accounting for income tax purposes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Subsequent Events: Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through February 26, 2018, which is the date the financial statements were available to be issued.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2017

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition: Advisory fees and valuation services revenues are recorded as set forth in the engagement letter upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of performance obligations as described in the engagement letter.

NOTE B – DEFERRED INCOME TAXES

Deferred income taxes result primarily from temporary differences in financial reporting and income tax reporting of certain assets and liabilities as well as net operating loss carryforwards. A valuation allowance is used against deferred tax assets if the benefit to be derived from the deferred tax asset may not be fully realized. At December 31, 2017 the deferred tax asset balance resulting from net operating loss carryforwards totaled approximately $50,000 with a valuation allowance of $50,000. At December 31, 2017, the Company has a net operating loss carried forward of approximately $170,000 that may be used to offset future taxable income. The net operating loss carried forward expires beginning 2025.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had a net capital deficit of $5,239 which was $10,239 less than its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was (8.45) to 1.

NOTE D – RELATED PARTY TRANSACTIONS

At December 31, 2016, the Company obtained a non-interest bearing loan from its stockholder that is due on demand. The balance remains outstanding as of December 31, 2017.

During the year ended December 31, 2017, the Company received $74,810 in capital contributions from its stockholder.

NOTE E – GOING CONCERN

The Company incurred a recurring loss for 2017 and was dependent upon stockholder contributions for working capital. In addition, the Company has a net capital deficit at December 31, 2017 that has existed since 2016. The Company's stockholder represents that it intends to continue making capital contributions, as needed, to insure the Company's survival through January 1, 2019.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

PACES BATTLE GROUP, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	(5,010)
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		(5,010)
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Prepaid expenses and deposits		229
Net capital deficit	$	(5,239)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on aggregate indebtedness	$	2,952
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	5,000
Net capital deficiency	$	(10,239)
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	(11,239)
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	44,279
Total aggregate indebtedness	$	44,279
Percentage of aggregate indebtedness to net capital		(845.18%)

There were no material differences between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

See independent auditors' report.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2017

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Paces Battle Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2017, in which (1) Paces Battle Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Paces Battle Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Paces Battle Group, Inc. stated that Paces Battle Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Paces Battle Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paces Battle Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co.

Olathe, Kansas

February 26, 2018

(678) 679-8633

6443 SHILOH ROAD, SUITE D
ALPHARETTA, GEORGIA 30005

PACES BATTLE GROUP, INC.
Financial Institutions Investment Banking

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2017

Paces Battle Group, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2017 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Name:

By: Paces Battle Group

Title: President

Date: 2/22/2018